[Letterhead of K&L Gates]

April 14, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  John P. Lucas

Re:	China-Biotics, Inc. Amendment No. 1 to Form 10-KSB on Form 10-K/A Filed March 20, 2009 File No. 1-34123

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), as discussed with John Lucas on April 14, 2009, we hereby notify you that the Company requires additional time to prepare its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing set forth in the Staff’s letter dated April 6, 2009.  The Company intends to file its response no later than Friday, April 24, 2009.

If you have any questions, please feel free to call me at (206) 370-7679.

Very truly yours, K&L Gates llp By /Eric Simonson/ Eric Simonson

cc:	Song Jinan, China-Biotics, Inc.